Filed Pursuant to Rule 425

Filing Person:  The Procter & Gamble Company

Subject Company:  The Gillette Company

Commission File No.:  1-922

AG Online

Growing From Strength

28 January 2005

We have announced to investors and media that P&G has signed a deal to acquire The Gillette Company. This combination of two best-in-class companies, at a time when both are operating from positions of strength, creates the strongest consumer products company in the world. That’s why Gillette approached us with this opportunity, and why we’ve decided to invest enormous resources to make it happen.

P&G will acquire all aspects of Gillette’s business, including manufacturing, technical and other facilities. The purchase price is approximately $57 billion. It’s a fair price for Gillette’s stable of category-leading, global, billion-dollar brands and is comparable to similar acquisitions of this scale.

This deal is strategic and right for the long-term growth of our business:

•

This acquisition accelerates the evolution of P&G’s business portfolio. Our large and steady-growing household businesses and the faster-growing higher margin health and beauty businesses will each represent half of P&G’s sales.

•

Gillette and P&G have similar cultures and core strengths, with a combined portfolio of 21 billion-dollar brands and a strong track record of innovation. Together, P&G and Gillette brought to market 50 percent of the most successful consumer goods initiatives over the past three years. Combined, we’ll have the top global market position in categories representing about two-thirds of global sales.

•

Gillette brings complementary expertise and platforms in several categories, such as skin care and oral care. Their deep knowledge of the men’s grooming category and expertise in marketing to men broadens our capabilities. We can bring our customers an even stronger innovation pipeline across a more diverse and profitable mix of categories.

•

Both companies have global scale with products being marketed around the world. Also, both companies have placed a high priority on growth in developing markets. P&G plans to leverage its go-to-market capabilities and strong existing businesses to accelerate the penetration of Gillette brands in developing markets such as China, Russia, Mexico, Turkey and others.

There are cost synergies with this deal as well. They will come from leveraging the combined scale of our organizations through P&G’s unique organization structure, removing duplicate costs and driving further efficiencies.

We do expect a reduction in the workforce. P&G and Gillette together have about 140,000 employees. We anticipate having to reduce that number by about 6,000 employees – or about 4 percent of the combined workforce. Most of those reductions should come from identifying management overlaps and consolidating business support functions.

As with any acquisition, it will take some time for external reviews to be completed before we can begin the hard work of integrating Gillette’s businesses. We are pleased that Jim Kilts, Gillette’s chairman of the board, chief executive officer, and president will join P&G’s Board of Directors and serve as P&G vice chairman – Gillette. We’ll also apply what we’ve learned with Clairol and Wella, and at the same time stay focused on doing what’s right for consumers and shareholders.

The immediate next step is to gain the approval of the shareholders of both companies. This will happen through separate P&G and Gillette proxy votes and shareholder meetings. We expect that shareholders will recognize this tremendous opportunity and we’ll be able to close the deal by fall.

Financially, P&G is well positioned to manage this acquisition. Our October – December business results, released yesterday, demonstrate that we continue to achieve sustained growth. In fact, we’ve raised our annual sales growth target from 4-6 percent to 5-7 percent and believe there is future upside potential to our double-digit annual earnings growth target.

In summary, this combination creates a stronger brand portfolio, opportunities for even more innovation, faster sales growth and cost savings synergies. It is a unique opportunity to make the two leaders of consumer goods even stronger and even better positioned for sustained long-term growth.

Links:

The Gillette Company: World Class Brand, Products, People

Company

Investors

Social Responsibility

Press Room

Products

Forward Looking Statement

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company’s announced plan to repurchase shares of the Company’s stock in connection with the Company’s pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company (“P&G”) and The Gillette Company (“Gillette”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette’s filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.